Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2019 Financial Results

BEIJING, China, November 25, 2019 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the third quarter ended September 30, 2019.

“We are pleased to report that our Company delivered strong growth in the third quarter of 2019,” said Mr. Tianhua Wu, CEO and Director of UP Fintech. “Our total revenues were US$15.3 million, up 66.8% year-over-year. Our revenue mix is more diversified, net interest income1 accounted for 40.0% of total net revenues; in the same period last year net interest income only accounted for 20.4% of total net revenues. Net loss attributable to UP Fintech Holding Limited narrowed by 60.3% year-over-year to US$1.3 million. On a Non-GAAP basis we broke even for the first time with net income of US$0.7 million attributable to UP Fintech. Total client account balance rose 47.1% year-over-year to US$3.8 billion.

“Our growth strategy remains the same: expanding our user base and increasing revenue per user. We officially opened our New York office this quarter and will use our newly granted licenses, such as U.S. underwriting license, to offer financial services to U.S. investors. In addition, we plan to commence providing securities trading for Singapore nationals in the first quarter of 2020. We are confident our expanding global footprint will help us acquire more users. We will also continue investing in ESOP, IPO distribution and wealth management services to build an integrated platform for retail investors, institutional clients and corporate issuers.

“In terms of increasing revenue per user, the most important thing is to achieve self-clearing so we may lower clearing expenses and generate more interest income from margin trading and securities lending. We completed the transaction to acquire Marsco Investment Corporation (“Marsco”) in the third quarter of 2019, and we are in the advanced stages of integrating Marsco with UP Fintech’s infrastructure; our goal is to self-clear U.S. cash equities in the second quarter of 2020.”

Business Highlights for Third Quarter 2019

•                      Total revenues were US$15.3 million, a 66.8% increase from the third quarter of 2018 and 13.0% increase from the previous quarter.

•                      Total net revenues were US$14.0 million, a 52.0% increase from the third quarter of 2018 and 11.2% increase from the previous quarter.

•                      Net loss attributable to UP Fintech was US$1.3 million in the third quarter of 2019, a 60.3% improvement from the third quarter of 2018 and 31.9% improvement from the previous quarter.

1  Net interest income is defined as financing service fees plus interest income and minus interest expense.

•                      Non-GAAP net income attributable to UP Fintech was US$0.7 million, as compared to Non-GAAP net loss of US$2.8 million in the third quarter of 2018 and US$0.8 million in the previous quarter.

•                      Total account balance was US$3.8 billion as of September 30, 2019, a 47.1% increase from September 30, 2018 and 6.5% increase from June 30, 2019.

•                      Total margin financing and securities lending balance from all accounts was US$967.5 million as of September 30, 2019, a 17.4% increase from September 30, 2018 and a 5.1% decrease from June 30, 2019.

Selected Operating Data for Third Quarter 2019

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2018	2019	2019
In 000’s
Number of customer accounts	456.4	576.9	606.7
Number of customers with deposits	75.5	95.0	101.9
Number of trading customers	69.2	88.9	93.3

In USD millions
Trading volume	32,628.3	24,370.0	25,760.8
Total account balance	2,576.4	3,557.1	3,789.2

Third Quarter 2019 Financial Results

REVENUES

Total revenues were US$15.3 million, which represented an increase of 66.8% from US$9.2 million in the third quarter of 2018. This increase was driven by higher interest income and other revenues (primarily from IPO distribution services).

Commissions were US$6.2 million, a 12.7% decrease from US$7.2 million in the third quarter of 2018. This was due to a decrease in trading volume compared to the same period last year.

Financing service fees were US$1.90 million, a slight increase of 2.2% from US$1.86 million in the third quarter of 2018.

Interest income was US$5.1 million and increased from US$20.0 thousand in the third quarter of 2018. The increase was due to increased margin trading activities and more consolidated account customers versus the same quarter last year.

Other revenues were US$2.1 million, an increase of 1259.7% from US$0.2 million in the third quarter of 2018. The increase was primarily due to higher revenue from IPO distribution and employee stock ownership plan (“ESOP”) administration services.

Interest expense was US$1.4 million, an increase from nil in the third quarter of 2018. The interest expense was associated with interest income generated from our customers’ consolidated accounts.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$16.5 million, an increase of 26.2% from US$13.1 million in the third quarter of 2018.

Execution and clearing expenses were US$0.7 million, an increase of 613.0% from US$0.1 million in the third quarter of 2018, primarily due to the increase in our consolidated account customers.

Employee compensation and benefits expenses were US$9.3 million, an increase of 55.7% from US$6.0 million in the third quarter of 2018. This increase was primarily due to a headcount increase from 421 employees in the same quarter of last year to 575 employees in the third quarter of 2019.

Occupancy, depreciation and amortization expenses were US$1.1 million, an increase of 33.8% from US$0.8 million in the third quarter of 2018, due to an increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$1.6 million, an increase of 49.7% from US$1.1 million in the third quarter of 2018. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding expenses were US$1.5 million, a decrease of 52.1% from US$3.1 million in the third quarter of 2018. The Company optimized cooperation with business partners and marketing suppliers to enhance promotion efficiency which led to lower costs.

General and administrative expenses were US$2.3 million, an increase of 14.9% from US$2.0 million in the third quarter of 2018. This increase was primarily due to professional fees resulting from the acquisition of Marsco and general expenses due to business expansion.

NET LOSS OR INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech was US$1.3 million in the third quarter of 2019, as compared to a net loss of US$3.2 million in the third quarter of 2018. Net loss per ADS2 - basic and diluted was US$0.009 in the third quarter of 2019, as compared to net loss per ADS - basic and diluted of US$0.087 in the third quarter of 2018.

Non-GAAP net income attributable to UP Fintech, which excluded share-based compensation and impairment loss from equity investments, was US$0.7 million in the third quarter of 2019, as compared to a US$2.8 million non-GAAP net loss attributable to UP Fintech in the third quarter of 2018. Non-GAAP net income per ADS - diluted was US$0.005 in the third quarter of 2019, as compared to non-GAAP net loss per ADS - diluted of US$0.075 in the third quarter of 2018.

For the third quarter of 2019, the Company’s weighted average number of ADSs used in calculating diluted net loss per ADS was 140,181,599, and in calculating non-GAAP diluted net income per ADS, 142,955,907. As of September 30, 2019, the Company had a total of 2,104,240,171 ordinary shares outstanding, or the equivalent of 140,282,678 ADSs.

2  “ADS” means American depositary share of the Company. Each ADS represents 15 Class A ordinary shares of the Company.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2019, the Company’s cash and cash equivalents and term deposits were US$137.3 million, compared to US$64.4 million as of December 31, 2018.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 25, 2019, U.S. Eastern Time (9:00 PM on November 25, 2019 Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International:	+65-6713-5090
China:	400-620-8038
Hong Kong:	+852-3018-6771
United States:	+1-845-675-0437
United Kingdom:	+44-203-621-4779
Passcode:	9458903

A telephone replay of the call will be available after the conclusion of the conference call through December 3, 2019.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	9458903

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”).We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding non-cash expenses such as share-based compensation and one-off transaction loss such as impairment loss from equity investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by weighted average number of diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from equity investments. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from equity investment has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com
Tel: +1 (646) 308-1535

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of September 30,
	2018	2019
	US$	US$
Assets:
Cash and cash equivalents	34,406,970	30,674,337
Cash-segregated for regulatory purpose	6,695,436	36,439,337
Term deposits	29,999,865	106,608,431
Receivables from customers	353,304	117,282,432
Receivables from brokers, dealers, and clearing organizations:
Related party	9,619,438	145,487,729
Others	1,073,972	18,535,166
Financial instruments held, at fair value	6,435,241	11,304,988
Prepaid expenses and other current assets	7,058,642	8,367,863
Amounts due from related parties	8,518,358	3,645,800
Right-of-use assets*	—	5,689,194
Property, equipment and intangible assets, net	2,330,433	9,513,058
Goodwill	—	2,421,403
Long-term investments	2,386,691	5,605,921
Deferred tax assets	6,336,815	9,746,270
Total assets	115,215,165	511,321,929
Liabilities:
Payables due to customers	6,564,154	203,995,431
Payables due to brokers, dealers and clearing organizations:
Related party	—	74,149,858
Accrued expenses and other current liabilities	10,423,107	11,755,936
Deferred income	—	2,451,766
Lease liabilities*	—	5,780,322
Deferred tax liabilities	—	1,449,000
Total liabilities	16,987,261	299,582,313
Mezzanine equity:
Series A convertible redeemable preferred shares	16,486,780	—
Series B-1 convertible redeemable preferred shares	17,169,446	—
Series B-2 convertible redeemable preferred shares	9,593,789	—
Series B-3 convertible redeemable preferred shares	21,470,906	—
Series C convertible redeemable preferred shares	47,980,000	—
Subscriptions receivable from Series C convertible redeemable preferred shares	(800,000)	—
Series C-1 convertible redeemable preferred shares	10,000,000	—
Redeemable non-controlling interest of sponsored fund	2,204,940	2,778,170
Total Mezzanine equity	124,105,861	2,778,170
Shareholders’ (deficit)/equity:
Class A ordinary shares	2,166	17,665
Class B ordinary shares	3,376	3,376
Series Angel convertible preferred shares	4,197	—
Additional paid-in capital	42,520,332	284,822,959
Accumulated deficit	(66,391,306)	(72,423,769)
Accumulated other comprehensive loss	(544,988)	(3,458,785)
Total UP Fintech Holding Limited shareholders’ (deficit)/equity	(24,406,223)	208,961,446
Non-controlling interests	(1,471,734)	—
Total (deficit)/equity	(25,877,957)	208,961,446
Total liabilities, mezzanine equity and (deficit)/equity	115,215,165	511,321,929

* The Company adopted ASU 2016-02, Leases (Topic 842), beginning on January 1, 2019. Pursuant to the guidance, the Company recognized right-of-use assets and lease liabilities on the balance sheets as of September 30, 2019.

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Revenues:
Commissions	7,154,141	6,772,071	6,244,408	18,961,130	19,371,324
Financing service fees	1,858,613	1,911,404	1,898,908	4,722,651	5,896,442
Interest income	19,912	2,598,377	5,055,928	32,531	8,173,113
Other revenues	156,622	2,287,077	2,129,579	358,313	5,252,102
Total revenues	9,189,288	13,568,929	15,328,823	24,074,625	38,692,981
Interest expense	—	(1,015,470)	(1,364,008)	—	(2,588,199)
Total Net Revenues	9,189,288	12,553,459	13,964,815	24,074,625	36,104,782
Operating costs and expenses:
Execution and clearing	(103,587)	(587,927)	(738,576)	(159,860)	(1,618,983)
Employee compensation and benefits	(5,951,380)	(8,146,485)	(9,268,130)	(49,086,479)	(25,231,786)
Occupancy, depreciation and amortization	(786,481)	(784,006)	(1,052,067)	(1,958,391)	(2,433,550)
Communication and market data	(1,086,766)	(1,742,592)	(1,626,599)	(2,612,236)	(4,560,581)
Marketing and branding	(3,138,817)	(1,954,115)	(1,504,334)	(8,218,294)	(5,370,956)
General and administrative	(1,994,423)	(1,928,528)	(2,291,945)	(5,339,126)	(6,411,574)
Total operating costs and expenses	(13,061,454)	(15,143,653)	(16,481,651)	(67,374,386)	(45,627,430)
Others, net	271,651	3,048	501,453	497,050	1,491,317
Loss before income tax	(3,600,515)	(2,587,146)	(2,015,383)	(42,802,711)	(8,031,331)
Income tax benefits	148,662	627,347	609,845	625,768	2,320,505
Net loss	(3,451,853)	(1,959,799)	(1,405,538)	(42,176,943)	(5,710,826)
Less:
Net (loss)/ income attributable to redeemable non-controlling interests	—	(81,348)	(125,799)	—	321,637
Net loss attributable to non-controlling interests	(227,975)	—	—	(933,653)	—
Net loss attributable to UP Fintech Holding Limited	(3,223,878)	(1,878,451)	(1,279,739)	(41,243,290)	(6,032,463)
Other comprehensive (loss)/ income, net of tax:
Unrealized gain on available-for-sale investments	249,548	—	—	249,548	—
Changes in cumulative foreign currency translation adjustment	(186,576)	(264,125)	(2,836,782)	(791,325)	(2,913,797)
Total Comprehensive loss	(3,388,881)	(2,223,924)	(4,242,320)	(42,718,720)	(8,624,623)

Net loss per ordinary share:
Basic and diluted	(0.006)	(0.001)	(0.001)	(0.084)	(0.004)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic and diluted	(0.087)	(0.014)	(0.009)	(1.262)	(0.056)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic and diluted	554,158,263	2,037,217,084	2,102,723,986	490,296,546	1,629,477,798

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2018				For the three months ended June 30, 2019				For the three months ended September 30, 2019
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Net (loss)/income attributable to UP Fintech Holding Limited	(3,223,878)			(2,773,840)	(1,878,451)			(784,429)	(1,279,739)			663,768
		450,038	(1)			1,094,022	(1)			1,187,983	(1)
		—				—				755,524	(2)
Net (loss)/ income per ADS - diluted	(0.087)			(0.075)	(0.014)			(0.006)	(0.009)			0.005
Weighted average number of ADSs used in calculating diluted net (loss)/ income per ADS	36,943,884			36,943,884	135,814,472			135,814,472	140,181,599			142,955,907

(1) Share-based compensation

(2) Impairment loss from equity investments

Non-GAAP to GAAP reconciling items have no income tax effect.